Vornado Realty Trust 210 Route 4 East Paramus, NJ 07652-0910 Tel 201-587-1000 Fax 201-587-0600

May 16, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Daniel L. Gordon
Branch Chief

Re:	Vornado Realty Trust Form 10‑K for the year ended December 31, 2010 File No. 001-11954 Vornado Realty L.P.
Form 10‑K for the year ended December 31, 2010 File No. 001-22635

Dear Mr. Gordon:

         Please find herein our response to your letter, dated April 22, 2011, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Joseph Macnow, Chief Financial Officer of Vornado Realty Trust (“Vornado,” or the “Company”) regarding the above referenced filings with the Commission.  We have carefully considered the Staff’s comments and have provided additional information, as requested.  For your convenience, we have included the Staff’s comment before each of our responses.

Form 10-K for the Year Ended December 31, 2010

General

1.       We note the agreements filed as exhibits 10.45 and 10.46, which appear to indicate that Michelle Felman ceased her employment with the Company as of December 31, 2010 and began providing the Company consulting services as of January 1, 2011.  We further note that Ms. Felman was listed as a named executive officer in your Form 10-K for the fiscal year ended December 31, 2009.  Please explain to us why you did not file a Form 8-K pursuant to Item 5.02 of the form in connection with her departure as an executive officer.

                Response

The Company submits that while Ms. Felman was named in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) as an executive officer, that disclosure did not make Ms. Felman a “named executive officer” for purposes of Item 5.02(b) of Form 8-K.    Instruction 4 to Item 5.02 of Form 8-K provides that for “purposes of this Item, the term ‘named executive officer’ shall refer to those executive officers for whom disclosure was required in the registrant’s most recent filing with the Commission under the Securities Act (15 U.S.C. 77a et seq.) or Exchange Act (15 U.S.C. 78a et seq.) that required disclosure pursuant to Item 402(c) of Regulation S-K (17 CFR 229.402(c)).”  Item 402(c) of Regulation S-K is the summary compensation table.  At the time of Ms. Felman’s departure, the most recent filing by the Company that contained the required disclosure pursuant to Item 402(c) of Regulation S-K was the Company’s Schedule 14A for its 2010 annual meeting, filed in April 2010, which is incorporated by reference into the Company’s 2009 Form 10-K.  Ms. Felman was not named pursuant to Item 402(c) for purposes of the Company’s 2009 Form 10-K (see page 22 of the Company’s Schedule 14A filed in April 2010).  Moreover, prior to her departure from the Company, Ms. Felman had never been named in the Company’s summary compensation table for any fiscal period.  The Company’s position is further supported by the Staff’s answer to Compliance and Disclosure Interpretation 117.02 which provides in part that “Form 8-K is triggered under Item 5.02(b) when one of those officers retires, resigns or is terminated from the position that the executive officer is listed as holding in the most recent filing including executive compensation disclosure under Item 402(c) of Regulation S-K. [April 2, 2008]” (emphasis added).

Item 1. Business, page 4

Acquisitions and Investments, page 5

2.       We note that you own an economic interest in 23,400,000 common shares of J.C. Penney Company, Inc.  In future periodic filings, please clarify your investment strategy for this investment.

                Response

On October 8, 2010, the Company filed a Schedule 13D for its investment in J.C. Penney, and disclosed under Item 4 of the Schedule 13D that the Company intends to review its investment in J.C. Penney on a continuing basis.  Depending on various factors, including, without limitation, J.C. Penney’s financial position and strategic direction, actions taken by its board, price levels of its common stock, other investment opportunities available to the Company, market conditions and general economic and industry conditions, the Company may take such actions with respect to J.C. Penney as it deems appropriate, including, without limitation, purchasing additional common stock or other financial instruments related to J.C. Penney or selling some or all of its beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to J.C. Penney and/or otherwise changing its intention with respect to any and all matters referred to above.  In future periodic filings, the Company will expand its disclosure based on the foregoing.

3.       In future periodic reports, please include disclosure on weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period, including a clear description of how you calculated disclosed capitalization rates.

                Response

The Company has considered the Staff’s comment and believes that it can continue to meet the disclosure requirements applicable to Annual Reports on Form 10-K without providing weighted average capitalization rates.  Notwithstanding the foregoing and the absence of any explicit requirement to include such information in Annual Reports on Form 10-K, if the Company determines that acquisitions and dispositions of properties during a reporting period are material to the Company’s consolidated financial statements and that the respective cap rates were material to management’s acquisition/disposition decisions, management will consider disclosing weighted average capitalization rates.  To the extent that capitalization rates are disclosed, the Company will include in such disclosure a clear description of how the rates are calculated.

Item 2. Properties, page 23

4.       We note your use of “annualized rent PSF,” “average annual escalated rent per square foot,” “average initial rent per square foot,” and “average annual net rent per square foot” in this section of your report.  In future periodic filings, please include disclosure that clarifies how these amounts are calculated.  To the extent tenant concessions, such as free rent, are not reflected in these measures, please expand your disclosure to quantify how concessions would impact the calculations.

                Response

The Company notes for the information of the Staff, that the terms “annualized rent PSF” and “average annual escalated rent per square foot” are synonymous as both represent weighted average gross rents per square foot for in-place leases (December monthly rent multiplied by 12).  In future filings, the Company will use the term “weighted average annual rent PSF” instead of “annualized rent PSF” and “average annual escalated rent per square foot.”   The term “average initial rent per square foot” represents the weighted average starting rents per square foot (first full month of rent multiplied by 12) and the term “average annual net rent per square foot” represents weighted average net rents per square foot for tenants in the Company’s retail properties portfolio.  Typically, in a retail lease, the tenant is responsible for its pro-rata share of all real estate taxes and operating expenses, and therefore the rent due to the landlord is referred to as “net,” as compared with the rent an office tenant pays who is typically responsible for the reimbursement to the landlord of real estate taxes and operating expenses over a base year.  All of these metrics exclude tenant concessions, including free rent and tenant allowances.

In future periodic filings, the Company will disclose how it calculates the metrics discussed above and that tenant concessions are not included in the calculations.  The Company will make reference to its discussion of “Leasing Activity” in Management’s Discussion and Analysis of Financial Condition and Results of Operations, where tenant improvements and leasing commissions are quantified for current and prior period activity.

5.       In future periodic filings, please also include data regarding geographic diversification on a portfolio basis.

                Response

In future periodic filings, the Company will disclose consolidated Earnings Before Interest, Taxes, Depreciation and Amortization by geographic region in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

New York Office Properties, page 41

6.       We note your disclosure regarding the 42.6% increase over the prior escalated rent per square foot of retail space contained in the New York office buildings on page 42.  In future periodic filings, please provide similar disclosure with respect to your Washington, DC office properties or explain to us why such information is not applicable.

                Response

We note for the information of the Staff that average rent per square foot for retail space in our New York office properties is significantly greater than the average rent per square foot for the office space.  In the case of our Washington, DC portfolio, there is not a significant difference between retail and office average rents per square foot.  For this reason management believes that additional disclosure is not applicable.

Item 7. Management’s Discussion and Analysis of Financial Condition… page 65

  We note that leases representing approximately 6.3% of New York office properties and 13.6% of Washington, DC office properties are expiring in 2011.  In future periodic filings, please expand your disclosure to discuss the relationship between market/current asking rents and leases expected to expire in the next period.

Response

We note for the information of the Staff that the Company’s disclosure in Item 2. Properties of its Annual Report on Form 10-K includes weighted average starting rents for space leased at each property during the year, which management believes is representative of current market/asking rents for leases expiring in the following year.  In addition, the Company’s disclosure of “Leasing Activity” in Management’s Discussion and Analysis of Financial Condition and Results of Operations includes weighted average starting rents for spaced leased in the current and prior periods. In future periodic filings, the Company will make reference to the leasing activity by property provided in the Annual Report on Form 10-K in Item 2. Properties, and state that the Company believes that these rents are indicative of rents to be achieved on leases expiring in the next period.

2010 Financing Activities, page 71

  Please provide us with a more detailed description of the acquisition of the mortgage loan secured by the Springfield Mall and the acquisition of your partner’s interest in the partnership that owns the mall.  In your response, please tell us how you calculated the net gain on early extinguishment of debt.

Response

In January 2006 the Company entered into a transaction to purchase the Springfield Mall (the “Mall”) subject to the existing mortgage of $180,000,000. At the time, the Company intended to redevelop, reposition and re-tenant the Mall. In 2008, as a result of the economic downturn, the Company deferred the redevelopment plan.  Upon reevaluating the redevelopment plan in 2009, the Company initiated discussions with the loan servicer in an effort to renegotiate the terms of the loan.  In December 2010, the Company acquired the mortgage loan (with a then outstanding balance of $171,500,000) for $115,000,000 in cash and recognized a $56,500,000 net gain on early extinguishment of debt.

Further, the Company settled its existing $71,432,000 obligation to the prior owner of the Mall, who for income tax purposes was the Company’s partner.  This obligation, which was classified as debt on the consolidated balance sheet, was settled for Vornado Realty L.P. partnership units with a then fair value of $25,000,000, and therefore, the Company recognized a $46,432,000 net gain on early extinguishment of debt, which together with the $56,500,000 net gain discussed above aggregated $102,932,000.   The Company understands the confusion caused by the use of the term “our partner” in our actual disclosure in the annual report on Form 10-K.  In future filings, the Company will use the term “prior owner” when referring to the seller instead of “our partner.”   Separately, we continue to have a 2.5% unrelated partner in the ownership of this property.

Leasing Activity, page 72

  In future periodic filings, please expand your disclosure to discuss periodic step-ups in leases signed in the reporting period.  To the extent possible, please quantify the percentage of your new leases that have step-ups and provide the range of step-ups.

Response

In future periodic filings, the Company will expand its disclosure to discuss periodic step-ups in leases signed in the reporting period and, to the extent possible, the Company will quantify the percentage of new leases that have step-ups and provide the range of step-ups.

Critical Accounting Policies

Real Estate, page 74

  In future filings please discuss how it is determined when capitalization begins and ends as part of your capitalization period especially as it relates to soft costs such as interest, payroll and other G&A.

Response

In future periodic filings, the Company will discuss how management determines when capitalization begins and ends as part of its capitalization period, including, in particular, as it relates to soft costs such as interest, payroll and other G&A expenses.

Same Store EBITDA, page 86

  We note your definition of “same store” EBITDA.  In future periodic filings, to the extent you remove properties from the “same store” category for reasons other than a sale of the property, please identify any such properties that were removed from the same store portfolio during the reporting period.

Response

In future periodic filings, the Company will identify any properties removed, other than properties sold, from the same store portfolio during the reporting period.

Liquidity and Capital Resources, page 99

  We note your disclosure that during 2011 and 2012, $2.07 billion and $2.10 billion of your outstanding debt matures, respectively, and that you may refinance your maturing debt as it comes due or choose to repay it.  In future filings, please provide a more robust discussion and analysis of the course of action you intend to take to meet your contractual obligations, including the source(s) of cash expected to be available to repay maturing debt and/or the types of financing that are, or that are reasonably likely to be, available (or types of financing that you would want to use but that are, or are reasonably likely to be, unavailable) and the impact on your cash position and liquidity.

Response

In future periodic filings, the Company will provide a more robust discussion and analysis of the course of action that management intends to take to meet contractual obligations.  The Company will discuss expected sources of cash and/or types of financing available for these obligations and any material impact on the Company’s cash position and liquidity.

Capital Expenditures, page 106

  Please separately quantify for us the amount of payroll and other general and administrative expenses capitalized or deferred in each of the three years ended December 31, 2010, for 1) development and redevelopment and 2) payroll costs directly related and essential to your leasing activities.

Response

During each of the three years ended December 31, 2010, 2009 and 2008, the Company capitalized or deferred an aggregate of $12,856,000, $14,630,000 and $14,557,000 of payroll related costs, respectively, of which $7,953,000, $7,668,000 and $6,474,000, respectively, were directly related and essential to leasing activities; and $4,903,000, $6,962,000 and $8,083,000, respectively, were directly related to development and redevelopment activities.  No other internal costs were capitalized or deferred during these periods.

Development and Redevelopment Expenditures, page 106

  In future periodic filings, in addition to providing the aggregate expense on development project, please also include development and redevelopment expenditures on a per square foot or unit basis.  In addition, please provide a brief description of how you calculate the expense amount, including whether tenant improvements and leasing commissions are included.

Response

In future periodic filings, the Company will provide aggregate development and redevelopment expenditures on a per square foot basis for all  material development projects to the Company’s consolidated financial statements, and also include a description of what is included in development and redevelopment expenditures, including tenant improvements and leasing commissions.

Note 4. Marketable Securities and Derivative Instruments, page 129

  Please revise in future filings to disclose information about the contractual maturities of securities classified as available for sale as of the date of the most recent statement of financial position presented.  Refer to ADC 320-10-50-2.

Response

In future periodic filings, the Company will provide information about the contractual maturities of securities classified as available for sale as of the date of the most recent statement of financial position included in such filing.

Note 5. Investments in Partially Owned Entities, page 133

  Please tell us how you determined it was appropriate to record a gain on the partial sale of the Warner Building, in light of your retained interest in the property and continued involvement in the operations of the property.

Response

In accordance with ASC 970-323-30-3, the Company recognizes gains on the contribution of real estate to joint ventures, relating solely to the outside partner’s interest, to the extent the economic substance of the transaction qualifies as a partial sale of real estate.  In order for a transaction to qualify as a partial sale of real estate, the Company considers the provisions set forth in ASC 360-20-40.  Pursuant to those provisions, the sale of a partial interest in real estate and any related gain is recognized when the various criteria in ASC 360-20-40, related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property have been met.

The Company believes the facts associated with this partial sale are directly on point with the example cited in ASC 970-323-30-3 as follows:

“An example of such a transaction is one in which investor A contributes to a venture real estate with a fair value of $2,000 and investor B contributes cash in the amount of $1,000 which is immediately withdrawn by investor A, and, following such contributions and withdrawals, each investor has a 50 percent interest in the venture (the only asset of which is the real estate). Assuming investor A is not committed to reinvest the $1,000 in the venture, the substance of this transaction is a sale by investor A of a one-half interest in the real estate in exchange for cash.”

In the case of the partial sale of the Warner building, the sales proceeds received from the Company’s partner were immediately withdrawn from the newly established joint venture and the Company has no commitment to reinvest such proceeds in the venture.  Although the Company continues to manage the property on behalf of the venture, it receives a fair market management fee under terms customary for services to be rendered and is not required to support the operations of the property or its related obligations to an extent greater than its proportionate interest, and we do not receive preferences as to profits, cash flows or return on investment greater than such proportionate interest. Furthermore, the Company has assessed its rights and obligations under the joint venture agreement and determined that its 55% ownership in the property does not constitute the retention of control as all major decisions require the affirmative vote of its joint venture partner. As such, control of the venture is shared and, accordingly, the Company has accounted for its interest using the equity method.

  Note 17. Comprehensive Income, page 157

  Please revise in future filings to display comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements and to separately disclose the accumulated balances for each classification of items within accumulated other comprehensive income.  Refer to paragraphs 8 through 14 of ASC 220-10-45.

Response

In future filings, the Company will display comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements and separately disclose the accumulated balances for each classification of items within accumulated other comprehensive income.

Note 19. Commitments and Contingencies, page 160

  We note your disclosures related to the Stop & Shop litigation.  For loss contingencies that you have not accrued for because of any of the conditions in ASC 450-20-25-2 were not met, or where an exposure to a loss exists in excess of the amount accrued, please revise in future filings to disclose an estimate of the reasonably possible loss or range of loss or a statement that such an estimate cannot be made.  Refer to ASC 450-20-50-4.  Please provide us with your proposed disclosure.

Response

In future filings, with respect to loss contingencies that have not been accrued for because any of the conditions in ASC 450-20-25-2 were not met, or where an exposure to a loss exists in excess of the amount accrued, the Company will disclose an estimate of the reasonably possible loss or range of loss or make a statement that such an estimate cannot be made.  With respect to the Stop & Shop litigation, the Company will include the following additional disclosure in future filings.

Pursuant to the disclosure requirements of ASC 450, Loss Contingencies, as of December 31, 2010, the Company believes that the total amount due from Stop & Shop in connection with the litigation above is $40,417,000, of which $19,465,000 has been reserved.

We acknowledge that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•         The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212‑894‑7000) or to Joseph Macnow, Chief Financial Officer (201‑587‑1000).

Sincerely, /s/ Alan J. Rice Alan J. Rice – Corporation Counsel

cc:	Jonathan Wiggins (Division of Corporation Finance) Edward R. Morrissey (Deloitte & Touche LLP) Michael D. Fascitelli Joseph Macnow (Vornado Realty Trust)